Exhibit 21

Subsidiaries of Registrant

	State of Jurisdiction of Organization	Percentage of Voting Securities Owned
IgDraSol, Inc.	Delaware	100%
Sherrington Pharmaceuticals, Inc.	Delaware	100%
Concortis Biosystems, Corp.	Delaware	100%
Sorrento Therapeutics, Inc. Hong Kong Limited	Hong Kong, China	100%
Ark Animal Therapeutics, Inc.	Delaware	100%